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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                Schedule 13D


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)


                        LANDMARK GRAPHICS CORPORATION
                              (Name of Issuer)

                        COMMON STOCK, $.05 PAR VALUE
                       (Title of Class of Securities)

                                  514913102
                               (CUSIP Number)

                               S. RUTT BRIDGES
                           7409 SOUTH ALTON COURT
                                  SUITE 100
                         ENGLEWOOD, COLORADO  80112
                               (303) 796-0807

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                JUNE 30, 1996

                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    (Continued on the following page(s))

                              Page 1 of 6 Pages
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CUSIP No. 514913102              SCHEDULE 13D                  Page 2 of 6 Pages
- --------------------------------------------------------------------------------

1)    Name of Reporting Person
      S. S. or I. R. S. Identification No. of Above Person

      S. Rutt Bridges
      ###-##-####

- --------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [  ]
                                                                        (b) [  ]

- --------------------------------------------------------------------------------

3)    SEC Use Only
- --------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)        PF
- --------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item
      2(d) or 2(e)                                                          [  ]
- --------------------------------------------------------------------------------

6)    Citizenship or Place of Organization      United States
- --------------------------------------------------------------------------------

      Number of            (7)  Sole Voting Power                 1,753,629
      Shares Bene-         -----------------------------------------------------
      ficially             (8)  Shared Voting Power
      Owned by             -----------------------------------------------------
      Reporting            (9)  Sole Dispositive Power            1,753,629
      Person With          -----------------------------------------------------
                          (10)  Shared Dispositive Power
- --------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Reporting Person    1,753,629
- --------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
    Instructions)                                                           [  ]
- --------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)         10.0%
- --------------------------------------------------------------------------------

14) Type of Reporting Person (See Instructions)       IN
- --------------------------------------------------------------------------------

PRELIMINARY NOTE

         This statement on Schedule 13D constitutes Amendment No. 1 to that
Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on April 4, 1994 by S. Rutt Bridges.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the Common Stock, par value $0.05 per share (the "Common Stock"), of Landmark Graphics Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 15150 Memorial Drive, Houston, Texas 77079-4304.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by S. Rutt Bridges. The business address of Mr. Bridges is 7409 South Alton Court, Suite 100, Englewood, Colorado 80112. The present principal occupation and employment of Mr. Bridges, who is a citizen of the United States, is as the Chief Technology Officer and a member of the Board of Directors of the Company. The address of the Company is 15150 Memorial Drive, Houston, Texas 77079-4304.

         During the last five years, Mr. Bridges has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Bridges has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On March 25, 1994, S. Rutt Bridges acquired 1,753,629 shares of the Company's Common Stock. The shares of Common Stock were acquired in connection with the Company's acquisition by merger of Advance Geophysical Corporation and were issued in exchange for the shares of common stock ("Advance Common Stock"), no par value per share, of Advance Geophysical Corporation owned by Mr. Bridges. Mr. Bridges acquired his shares of Advance Common Stock with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         S. Rutt Bridges acquired the 1,753,629 shares of the Company's Common Stock in exchange for 750,000 shares of Advance Common Stock.





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         On June 30, 1996, the Company entered into an Agreement and Plan of
Merger (the "Merger Agreement"), providing for the merger (the "Merger") of the Company with and into a wholly owned subsidiary of Halliburton Company ("Acquirer"). Simultaneous with the Company's execution of the Merger Agreement, Mr. Bridges entered into a Voting Agreement (the "Voting Agreement") with Acquirer, providing for, among other things, certain restrictions on the ability of Mr. Bridges and any person controlled by Mr. Bridges or any affiliate or associate thereof, other than the Company (collectively, the "Stockholder Group"), to transfer or otherwise dispose of, or grant a proxy with respect to, any shares of the Company's Common Stock beneficially owned by the Stockholder Group (the "Company Shares"), grant an option with respect to any Company Shares or enter into any other agreement with respect to any of the Company Shares. The Voting Agreement further provides that Mr. Bridges will vote, and will cause each member of the Stockholder Group to vote, all Company Shares beneficially owned by such persons in favor of the Merger and against any proposal that may interfere or be inconsistent with the Merger.

         Except to the extent indicated above, Mr. Bridges does not have any plans or proposals that would result in:

              (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except that, in his capacity as an officer and director of the Company, Mr. Bridges may, from time to time, receive securities of the Company as compensation;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

              (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the Company;

              (f) Any other material change in the Company's business or corporate structure;

              (g) Changes in the charter or bylaws of the Company or other actions which may impede the acquisition of control of the Company by any person;

              (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;





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              (i)  A class of equity securities of the Company becoming
                   eligible for termination of registration pursuant to
                   Section 12(g)(4) of the Securities Exchange Act of 1934; or

              (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         S. Rutt Bridges directly owns 1,753,629 shares of the Company's Common Stock, which constitutes beneficial ownership of approximately 10.0% of the outstanding shares of the Company's Common Stock. Mr. Bridges has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 1,753,629 shares of Common Stock he directly owns.

         In the 60 days preceding July 1, 1996, Mr. Bridges did not effect any transactions in the Company's Common Stock.

         No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The following agreements have been entered into by Mr. Bridges with respect to securities of the Company, which agreements are incorporated herein by this reference:

         Registration Rights Agreement, dated March 25, 1994, by and among the Company, Mr. Bridges and the former shareholders and certain employees of Advance Geophysical Corporation.

         Voting Agreement, dated as of June 30, 1996, by and between Mr. Bridges and Halliburton Company.

         The information set forth under Item 4 in this Amendment No. 1 to
Schedule 13D is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -    Registration Rights Agreement, dated March 25, 1994,
                        by and among the Company, the former shareholders of Advance Geophysical Corporation and certain employees of Advance Geophysical Corporation. (Filed as Exhibit
                        1 to the original Schedule 13D.)

         Exhibit 2 -    Voting Agreement, dated as of June 30, 1996, between
                        Halliburton Company and S. Rutt Bridges.





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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




July 1, 1996                           /s/ S. Rutt Bridges
                                       ----------------------------------------
                                       S. Rutt Bridges





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                               INDEX TO EXHIBITS




     EXHIBIT
       NO.                        DESCRIPTION
     -------                      -----------
     Exhibit 2 -    Voting Agreement, dated as of June 30, 1996, between
                    Halliburton Company and S. Rutt Bridges.






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